				Exhibit 12.1
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2016	2015	2014	2013	2012

Pretax income from continuing operations	$569,479	$742,805	$767,116	$702,011	$576,070
Add: Fixed charges	145,311	116,977	125,162	146,954	164,848
Total earnings before income taxes and fixed charges	$714,790	$859,782	$892,278	$848,965	$740,918

Fixed charges:
Interest expense	$68,962	$45,246	$55,279	$74,297	$85,354
Interest on deposits	179	682	2,109	5,660	6,735
Interest portion of net rent expense (a)	76,170	71,049	67,774	66,997	72,759
Total fixed charges	$145,311	$116,977	$125,162	$146,954	$164,848

Ratio of earnings to fixed charges
Including interest on deposits	4.9	7.4	7.1	5.8	4.5
Excluding interest on deposits	4.9	7.4	7.2	6.0	4.6

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.